Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED

ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE

Date of last notice	15 December 2008
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect interest.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the holder of 52,255 ordinary shares (subject to a contract entered into on 26 February 2008 described as follows: Purchase of over the counter put options with a strike price of $29.15 and a maturity date of 4 March 2009, and sale of over the counter call options with a strike price of $34.82 and a maturity date of 4 March 2009 (the “Zero Cost Collar Facility”)).

Date of change	4 March 2009

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

No. of securities held prior to change	The Sutcliffe Family Trust -52,255 ordinary shares (subject to the Zero Cost Collar Facility).
Jeremy Sutcliffe — 32,577 ordinary shares.
Jeremy Sutcliffe — 47,964 performance rights issued pursuant to individual contract.
Jeremy Sutcliffe — 165,940 performance rights issued 10 October 2007 pursuant to the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”).
Jeremy Sutcliffe — 44,440 performance rights issued 24 November 2008 pursuant to the SimsMM Plan.
Jeremy Sutcliffe — 135,435 options issued 24 November 2008 pursuant to the SimsMM Plan.

Class	Ordinary shares.

Number acquired	Nil

Number disposed	52,255 ordinary shares (instruction issued for disposal on maturity of the Zero Cost Collar Facility)

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,523,233

No. of securities held after change	Jeremy Sutcliffe:
-32,577 ordinary shares.
-47,964 performance rights issued pursuant to individual contract.
-165,940 performance rights issued 10 October 2007 pursuant to the SimsMM Plan.
-44,440 performance rights issued 24 November 2008 pursuant to the SimsMM Plan.
-135,435 options issued 24 November 2008 pursuant to the SimsMM Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Physical settlement of 52,255 ordinary shares on maturity of Zero Cost Collar Facility

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Refer Part 1

Nature of interest	Refer Part 1

Name of registered holder (if issued securities)	Refer Part 1

Date of change	Refer Part 1

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Refer Part 1

Interest acquired	Refer Part 1

Interest disposed	Refer Part 1

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Refer Part 1

Interest after change	Refer Part 1

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3